September   1992


The HomeState Group                               Exhibit 13
1857 William Penn Way
Lancaster, Pennsylvania  17601


Re: Investment Representation Letter

Gentlemen:

We have provided the intial capitalization for The HomeState Group (the "Fund") in the form of an investment of cash in the amount of $100,000. Such amount is to be invested entirely in The HomeState Pennsylvania Growth Fund series contained in the Fund. In exchange for such investment, we have been issued 10,000 shares of beneficial interest in The HomeState Pennsylvania Growth Fund.

We represent that we have purchased such shares solely as an investment and not for purposes of resale with a view to distribution.  We further hereby undertake to reimburse the Fund or to accept a reduction in redemption proceeds due us if any such shares are redeemed prior to the fifth anniversary
of the date the Fund begins its investment activities.   The amount of the
reimbursement or reduction in proceeds shall be determined by multiplying the then remaining unamortized organizational expenses of the Fund by a fraction whose numerator shall be the number of such shares being redeemed and denominator shall be the total number of such shares originally purchased by us then remaining outstanding.

Very truly yours,


EMERALD ADVISERS, INC.


/s/ Scott L. Rehr

Scott L. Rehr
Vice President and Treasurer